UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response: 14.5
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

Broadwind Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

11161T108

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 583,150

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 583,150

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 583,150

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,976

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 16,976

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,976

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.01%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 967,951

	8.	Shared Voting Power 57,319

	9.	Sole Dispositive Power 967,951

	10.	Shared Dispositive Power 57,319

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,025,270

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,517,487

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,517,487

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,517,487

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 13,805,097

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 13,805,097

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,805,097

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Asset Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 13,805,097

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 13,805,097

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,805,097

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Power Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 57,319

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 57,319

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 57,319

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.04%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 857,463

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 857,463

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 857,463

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,805,443

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,805,443

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,805,443

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.                         Security and Issuer

This Amendment No. 19 to Schedule 13D is being filed by the Reporting Persons to further amend the Schedule 13D originally filed on March 5, 2007 (the “Original Schedule 13D”) and amended on August 29, 2007, October 26, 2007, November 13, 2007, November 30, 2007, January 25, 2008, April 29, 2008, June 6, 2008, July 25, 2008, September 22, 2008, November 4, 2008, November 10, 2008, January 9, 2009, October 23, 2009, January 22, 2010, February 3, 2010, March 10, 2010, May 17, 2010 and September 23, 2011 (the Original Schedule 13D, together with the amendments, the “Schedule 13D”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of Broadwind Energy, Inc. (formerly known as Tower Tech Holdings Inc.) (the “Company”).  The Company’s principal executive offices are located at 47 East Chicago Avenue, Suite 332, Naperville, Illinois 60540.

Item 2.                         Identity and Background

(a)                    This statement is filed by:

(i) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by it;

(ii)  Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock directly owned by it;

(iii) Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by it and by TPP;

(iv) Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), with respect to the shares of Common Stock directly owned by it;

(v) Tontine Capital Overseas Master Fund II, L.P. a Cayman Islands limited partnership (“TCP 2”) with respect to shares of Common Stock directly owned by it;

(vi)  Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), with respect to the shares of Common Stock directly owned by TCP 2;

(vii)  Tontine Power Partners, L.P., a Delaware limited partnership (“TPP”), with respect to the shares of Common Stock directly owned by it;

(viii) Tontine Associates, L.L.C., a Delaware limited liability company (“TA”), with respect to the shares of Common Stock directly owned by it; and

(ix) Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by each of TCP 2, TCM, TCO, TM, TOA, TPP and TA.

TCM, TCO, TM, TOA, TCP 2, TAA, TPP, TA and Mr. Gendell are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)                   The address of the principal business and principal office of each of TCM, TCO, TM, TOA, TCP 2, TAA, TPP and TA is 55 Railroad Avenue, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(c)                    The principal business of TCP 2 and TPP is serving as a private investment limited partnership.  The principal business of each of TCM, TCO and TM is serving as the general partner of certain investment funds affiliated with the Reporting Persons.  The principal business of TOA is serving as the investment advisor of an investment fund affiliated with the Reporting Persons and certain separately managed accounts.  The principal business of TAA is serving as the general partner of TCP 2.  The principal business of TA is to serve as the fund manager of TPP and certain investment funds affiliated with the Reporting Persons.  Mr. Gendell serves as the managing member of TCM, TCO, TM, TOA, TAA and TA.

(d)                   None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                    None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)                      TPP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO, TCM, TM, TOA, TAA and TA is a limited liability company organized under the laws of the State of Delaware.  TCP 2 is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.                         Source and Amount of Funds or Other Consideration

Except as set forth in Item 4, all of the shares of Common Stock owned by the Reporting Persons were or will be purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.                         Purpose of Transaction

On October 3, 2011, TCP 2 distributed 562,140 shares of Common Stock to investors that are not directly or indirectly controlled by Mr. Gendell in connection with the redemption of ownership interests in TCP 2 held by those investors.

On January 4, 2012, TCP 2 distributed 957,727 shares of Common Stock to investors that are not directly or indirectly controlled by Mr. Gendell in connection with the redemption of ownership interests in TCP 2 held by those investors.

The Reporting Persons acquired the shares of Common Stock for investment purposes and in the ordinary course of business.  The Reporting Persons may dispose of additional securities of the Company at any time and from time to time in the open market, through dispositions in kind to parties holding an ownership interest in TCM, TCO, TM, TOA, TPP, TA and/or TCP 2, or otherwise.  In addition, TCP 2 may obtain securities of the Company through open market purchases, transfers from other Reporting Persons or otherwise.

Although the forgoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.                         Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 19 to Schedule 13D.

A.                     Tontine Capital Management, L.L.C.

(a)   Aggregate number of shares beneficially owned:  583,150.   Percentage:  0.4%.  The percentages used herein and in the rest of Item 5 are calculated based upon 139,734,197 shares of Common Stock issued and outstanding as of October 31, 2011, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 4, 2011.

(b)         1. Sole power to vote or direct vote:  583,150

2. Shared power to vote or direct vote:  -0-

3. Sole power to dispose or direct the disposition:  583,150

4. Shared power to dispose or direct the disposition:  -0-

(c)          TCM has not engaged in any transactions in Common Stock in the last 60 days.

(d)         Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)          Not applicable.

B.                       Tontine Capital Overseas GP, L.L.C.

(a)          Aggregate number of shares beneficially owned: 16,976.  Percentage: 0.01%.

(b)         1. Sole power to vote or direct vote:  16,976

2. Shared power to vote or direct vote:  -0-

3. Sole power to dispose or direct the disposition:  16,976

4. Shared power to dispose or direct the disposition:  -0-

(c)          TCO has not engaged in any transactions in Common Stock in the last 60 days.

(d)         Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

(e)          Not applicable.

C.                       Tontine Management, L.L.C.

(a)          Aggregate number of shares beneficially owned: 1,025,270.  Percentage: 0.7%.

(b)         1. Sole power to vote or direct vote:  967,951

2. Shared power to vote or direct vote:  57,319

3. Sole power to dispose or direct the disposition:  967,951

4. Shared power to dispose or direct the disposition:  57,319

(c)          TM has not engaged in any transactions in Common Stock in the last 60 days.

(d)         Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e)          Not applicable.

D.                      Tontine Overseas Associates, L.L.C.

(a)          Aggregate number of shares beneficially owned: 1,517,487.  Percentage: 1.1%.

(b)         1. Sole power to vote or direct vote:  1,517,487

2. Shared power to vote or direct vote:  -0-

3. Sole power to dispose or direct the disposition:  1,517,487

4. Shared power to dispose or direct the disposition:  -0-

(c)          TOA has not engaged in any transactions in Common Stock in the last 60 days.

(d)         Mr. Gendell is the Managing Member of TOA and in that capacity directs its operations.

(e)          Not applicable.

E.                        Tontine Capital Overseas Master Fund II, L.P.

(a)          Aggregate number of shares beneficially owned: 13,805,097.  Percentage: 9.9%.

(b)         1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:   13,805,097

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 13,805,097

(c)   On January 4, 2012, TCP 2 distributed 957,727 shares of Common Stock to investors that are not directly or indirectly controlled by Mr. Gendell.

(d)   TAA, the general partner of TCP 2, has the power to direct the affairs of TCP 2, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

(e)          Not applicable.

F.                        Tontine Asset Associates, L.L.C.

(a)          Aggregate number of shares beneficially owned:  13,805,097.   Percentage:  9.9%.

(b)         1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  13,805,097

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  13,805,097

(c)   TAA has not engaged in any transactions in Common Stock in the last 60 days.  On January 4, 2012, TCP 2 distributed 957,727 shares of Common Stock to investors that are not directly or indirectly controlled by Mr. Gendell.

(d)         Not applicable.

(e)          Not applicable.

G.                       Tontine Power Partners, L.P.

(a)          Aggregate number of shares beneficially owned: 57,319.  Percentage: 0.04%.

(b)         1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:   57,319

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 57,319

(c)          TPP has not engaged in any transactions in Common Stock in the last 60 days.

(d)   TM, the general partner of TPP, has the power to direct the affairs of TPP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e)          Not applicable.

H.                      Tontine Associates, L.L.C.

(a)          Aggregate number of shares beneficially owned:  857,463.   Percentage:  0.6%.

(b)         1. Sole power to vote or direct vote:  857,463

2. Shared power to vote or direct vote:  -0-

3. Sole power to dispose or direct the disposition: 857,463

4. Shared power to dispose or direct the disposition:  -0-

(c)          TA has not engaged in any transactions in Common Stock in the last 60 days.

(d)         Mr. Gendell is the Managing Member of TA and in that capacity directs its operations.

(e)          Not applicable.

I.  Jeffrey L. Gendell

(a)          Aggregate number of shares beneficially owned: 17,805,443.  Percentage: 12.7%.

(b)         1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  17,805,443

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  17,805,443

(c)  Mr. Gendell has not engaged in any transactions in Common Stock in the last 60 days.  On January 4, 2012, TCP 2 distributed 957,727 shares of Common Stock to investors that are not directly or indirectly controlled by Mr. Gendell.

(d)         Not applicable.

(e)          Not applicable.

Item 6.                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 1, 2007, the Company, Tontine Capital Partners, L.P. a Delaware limited partnership and an affiliate of the Reporting Persons (“TCP”) and Tontine Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership and an affiliate of the Reporting Persons (“TMF”) entered into a Registration Rights Agreement, which was subsequently amended by (i) an Amendment to Registration Rights Agreement dated October 19, 2007 by and among the Company, TCP, TMF, Tontine Partners, L.P., a Delaware limited partnership and an affiliate of the Reporting Persons (“TP”), Tontine Overseas Fund, Ltd., a Cayman Islands exempted company and an affiliate of the Reporting Persons (“TOF”) and Tontine 25 Overseas Master Fund, L.P., a Cayman Islands limited partnership and an affiliate of the Reporting Persons (“T25”), (ii) an Amendment No. 2 to Registration Rights Agreement dated July 18, 2008 by and among the Company, TCP, TMF, TP, TOF and T25, (iii) an Amendment No. 3 to Registration Rights Agreement dated September 12, 2008 by and among the Company, TCP, TMF, TP, TOF and T25, and (iv) an Amendment No. 4 to Registration Rights Agreement dated October 31, 2008 by and among the Company, TCP, TMF, TP, TOF and T25 (as amended, the “Registration Rights Agreement”).  On January 9, 2009, TCP, TMF, TP, TOF and T25 entered into a letter agreement (the “RRA Letter Agreement”), which (i) waived the requirement under the Registration Rights Agreement that the Company must file a shelf registration statement by December 31, 2008 to register the resale of the shares of Common Stock owned by the Reporting Persons and (ii) extended the date by which the Company is required to file the shelf registration statement to March 31, 2009.  TMF, TOF and T25 subsequently assigned to TCP 2 the registration rights provided under the Registration Rights Agreement with respect to the 2,103,590 shares of Common Stock transferred to TCP 2 effective February 1, 2010.  The demand and “piggyback” registration rights granted to the Reporting Persons (and their qualifying transferees) under the Registration Rights Agreement are unaffected by the RRA Letter Agreement.

Pursuant to the Registration Rights Agreement, on May 27, 2009, the Company filed a registration statement on Form S-1 registering, among other things, the resale of all of the shares of Common Stock held by the Reporting Persons (the “Resale Registration Statement”).  The Resale Registration Statement was declared effective on August 17, 2009.  On March 26, 2010, the Company filed a post-effective amendment to the Resale Registration Statement on Form S-3, which was declared effective on April 1, 2010.  Pursuant to the Registration Rights Agreement, the Company has agreed to maintain the effectiveness of the Resale Registration Statement until the Reporting Persons no longer hold any securities eligible for registration thereunder.

Under the terms of a Securities Purchase Agreement between TCP, TP, TOF, T25 and the Company dated April 22, 2008, the parties affirmed certain rights initially granted to the Reporting Persons under a Securities Purchase Agreement between the Company, TCP, TMF, TP, TOF and T25, dated August 22, 2007 (the “August 2007 SPA”) and a Securities Purchase Agreement between the Company, TCP and TMF dated March 1, 2007 (the “March 2007 SPA”), such that so long as the

Reporting Persons hold at least 10% of the outstanding Common Stock, they will have the right to appoint up to two nominees to the Company’s Board of Directors and the right to appoint a representative to observe meetings of the respective Board and committee meetings of the Company and its subsidiaries, and for so long as the Reporting Persons hold at least 20% of the outstanding Common Stock, they will have the right to appoint up to three nominees to the Company’s Board of Directors and a representative to observe Board and committee meetings (the “Contractual Board Rights”).  The Reporting Persons are not currently exercising their Contractual Board Rights, as there are no nominees of the Reporting Persons serving on the Company’s Board of Directors and the Reporting Persons have no representatives serving as observers with respect to Board of Directors or committee meetings.

TCP and TMF have entered into an agreement with J. Cameron Drecoll, Patrick Rosmonowski, Dennis Palmer and Noel Davis (collectively, the “Former BF Shareholders”), the former shareholders of Brad Foote Gear Works, Inc., a corporation that was acquired by the Company on October 19, 2007, whereby (i) TCP and TMF agreed that, so long as the Former BF Shareholders collectively own at least 15% of the Common Stock of the Company, TCP and TMF and their affiliates would vote their shares of the Common Stock of the Company in favor of the election of J. Cameron Drecoll as a director of the Company, and (ii) the Former BF Shareholders agreed that, so long as the Reporting Persons have the right to appoint at least one director to the Board of Directors of the Company (in connection with their rights under the August 2007 SPA or the March 2007 SPA), the Former BF Shareholders would vote their shares of Common Stock of the Company in favor of the election of those individuals appointed by the Reporting Persons.

At the time the parties entered into the March 2007 SPA, TCP, TMF and each of Christopher Allie, Raymond L. Brickner, III, Terence P. Fox and Daniel P. Wergin (each a “Seller” and collectively, the “Sellers”) entered into a separate Securities Purchase Agreement dated March 1, 2007 (the “Founders SPA”).  Pursuant to the terms of the March 2007 SPA and the Founders SPA, TCP, TMF and the Sellers entered into an Irrevocable Proxy (the “Irrevocable Proxies”) granting TCP and TMF a right to vote each of their shares of Common Stock (i) to ensure that any future acquisitions by the Reporting Persons of up to 35% of the fully-diluted outstanding Common Stock will not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws and regulations of any governmental authority; and (ii) for the election of directors for the purpose of enforcing the right of the Reporting Persons to appoint its designees to the Company’s Board of Directors.   Pursuant to the Irrevocable Proxies, each Seller also agreed in his capacity as a director of the Company to vote for the Board designees of the Reporting Persons and to enforce the rights of the TMF and TCP in connection with any future acquisitions by them of Common Stock.

On March 1, 2007, TCP, Integritas, Inc., the Sellers, Samuel W. Fairchild and certain trusts affiliated with the Sellers (the “Stockholders”), entered into a letter agreement (the “Right of First Offer/Refusal”), whereby the Stockholders granted TCP and its affiliates a right of first offer and a right of first refusal for the shares of Common Stock owned or acquired by the Stockholders or certain of their affiliates following the consummation of the transactions contemplated by the March 2007 SPA and the Founders SPA.  Under the Right of First Offer/Refusal, any Stockholder who desires to transfer Common Stock to an unaffiliated third party must provide TCP a right of first offer.  If TCP or its affiliate makes an offer, the Stockholder may either accept the offer, attempt to sell the Common Stock to another party (at no less than 105% of TCP’s offer price within 30 days of TCP’s or its affiliate’s offer), or determine not to transfer the Common Stock.  If TCP or its affiliate does not make an offer, such stockholder may solicit offers to sell all or a portion of its offered shares to any party for a two month period.  In addition, and subject to certain conditions, if a Stockholder who desires to transfer Common Stock receives an unsolicited offer from a third party who is not an affiliate of such Stockholder, TCP or its affiliate shall have a right of first refusal to purchase such Common Stock upon the same terms presented by the third party.  Under the Right of First Offer/Refusal, the Company agreed to instruct its transfer agent to impose restrictions on the shares subject to the Right of First Offer/Refusal.

Except as described in the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits

1.               Letter, dated February 3, 2010, by Tontine Capital Overseas Master Fund II, L.P. (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on February 3, 2010).

2.               Underwriting Agreement, dated January 14, 2010, by and among Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Tontine Partners, L.P. and Tontine 25 Overseas Master Fund, L.P., Macquarie Capital (USA) Inc. and J.P. Morgan Securities Inc., as the representatives of the Underwriters set forth therein, the Company and J. Cameron Drecoll (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on January 22, 2010).

3.               Letter, dated December 10, 2009, by Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Tontine Partners, L.P. and Tontine 25 Overseas Master Fund, L.P. (Previously filed as Exhibit 2 to the Reporting Persons’ Schedule 13D filed on January 22, 2010).

4.               Securities Purchase Agreement, dated March 1, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and the Company (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on March 5, 2007).

5.               Securities Purchase Agreement, dated March 1, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Christopher Allie, Raymond L. Brickner, III, Terence P. Fox and Daniel P. Wergin (Previously filed as Exhibit 2 to the Reporting Persons’ Schedule 13D filed on March 5, 2007).

6.               Registration Rights Agreement, dated March 1, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and the Company (Previously filed as Exhibit 3 to the Reporting Persons’ Schedule 13D filed on March 5, 2007).

7.               Right of First Offer/Refusal Letter Agreement, dated March 1, 2007, from Tontine Capital Partners, L.P., and agreed and accepted to by each of Integritas, Inc., Christopher Allie, Raymond L. Brickner, III, Terence P. Fox, Daniel P. Wergin, Samuel W. Fairchild and certain of their trusts (Previously filed as Exhibit 4 to the Reporting Persons’ Schedule 13D filed on March 5, 2007).

8.               Form of Irrevocable Proxy of each of Christopher Allie, Raymond L. Brickner, III, Terence P. Fox and Daniel P. Wergin, each dated March 1, 2007 (Previously filed as Exhibit 5 to the Reporting Persons’ Schedule 13D filed on March 5, 2007).

9.               Proxy Agreement, dated August 22, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., J. Cameron Drecoll, Patrick Rosmonowski, Dennis Palmer and Noel Davis (Previously filed as Exhibit 5 to the Company’s Schedule 13D filed on August 29, 2007).

10.         Securities Purchase Agreement, dated August 22, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and the Company (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 24, 2007).

11.         Securities Purchase Agreement, dated August 23, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Alex C. Allie, Peter C. Allie, Christopher C. Allie, Stacey C. Culligan, Wergin Family Dynasty Trust 2005, Daniel P. Wergin and Terence P. Fox  (Previously filed as Exhibit 4 to the Reporting Persons’ Schedule 13D filed on August 23, 2007).

12.         Amendment to Registration Rights Agreement dated October 19, 2007 by and among the Company, Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Tontine Partners, L.P. and Tontine 25 Overseas Master Fund, L.P. (incorporated by reference to Exhibit 6 to the Company’s Current Report on Form 8-K filed on October 24, 2007).

13.         Securities Purchase Agreement, dated October 29, 2007, by and among Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Raymond L. Brickner III, Terence P. Fox and Daniel P. Wergin (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on November 13, 2007).

14.         Amendment No. 2 to Registration Rights Agreement dated July 18, 2008 by and among the Company, Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Tontine Partners, L.P. and Tontine 25 Overseas Master Fund, L.P. (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on July 25, 2008).

15.         Amendment No. 3 to Registration Rights Agreement, by and among, dated September 12, 2008, by and among the Company, Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Tontine Partners, L.P. and Tontine 25 Overseas Master Fund, L.P. (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on September 22, 2008).

16.         Amendment No. 4 to Registration Rights Agreement, dated October 31, 2008, by and among by and among the

Company, Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Tontine Partners, L.P. and Tontine 25 Overseas Master Fund, L.P. (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on November 4, 2008).

17.         Letter Agreement, dated January 9, 2009 by and among the Company, Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Tontine Partners, L.P. and Tontine 25 Overseas Master Fund, L.P. (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on January 15, 2009).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 6, 2012
Date

/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., as managing member of Tontine Capital Overseas GP, L.L.C., as managing member of Tontine Management, L.L.C., general partner of Tontine Power Partners, L.P., as managing member of Tontine Overseas Associates, L.L.C., as managing member of Tontine Asset Associates, L.L.C., the general partner of Tontine Capital Overseas Master Fund II, L.P., and as managing member of Tontine Associates, L.L.C.

Name/Title